Mail Stop 3561

April 22, 2009

Scott W. Scampini, Chief Financial Officer
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, Wisconsin 53051

> **Re: ZBB Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 30, 2009**
> **File No. 333-156941**

Dear Mr. Scampini:

We have reviewed your letter dated March 30, 2009 in response to our letter dated February 25, 2009 and your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one in our letter dated February 25, 2009. In that response, you explain why you believe that GLG Partners LP, which holds shares representing 16.29% of your common stock, should not be considered your affiliate and why, therefore, its shares should be included in your calculation of shares held by non-affiliates. We continue to believe that GLG Partners should be considered an affiliate and, therefore, you should revise your prospectus cover page to reflect this determination by excluding such shares from the amount of shares held by non-affiliates or provide us with additional analysis as to why you believe that GLG Partners is not your affiliate. As you may know, provided you meet all the other requirements in General Instruction I.B.6 to Form S-3, you may sell no more than one-third of your public float in primary offerings under Form

S-3 over a period of 12 calendar months. Your public float is calculated immediately before the intended sale of your securities by multiplying the price of a share of your common stock by the number of shares held by non-affiliates. See Release No. 33-8878 (December 19, 2007) and the guidance on our website at www.sec.gov/info/smallbus/secg/s3f3-secg.htm. Also, please provide us with the names of the shareholders you consider your affiliates and their shareholdings on which you base your calculation of shares held by non-affiliates.

Exhibit 5.1

2. We note your response to comment five in our letter dated February 25, 2009. In that response, you state that this assumption is necessary and appropriate because it "is possible that between the date the opinion is issued and the date particular securities are issued there could be a change in applicable law, the adoption of an instrument or agreement by [you] or the imposition of a restriction by a court or governmental body having jurisdiction over [you] that could affect the opinion with respect to that particular issuance." However, the assumption, which is now located in the third-to-last paragraph of counsel's opinion, is overly-broad because it is not clear that the assumption is limited only to the period of time between effectiveness and a takedown. Therefore, please have counsel remove or revise this assumption.

3. We note your response to comment six in our letter dated February 25, 2009. In that response, you state that you will file an updated opinion of counsel dated as of the effective date of this registration statement under cover of Form 8-K. However, if you choose to file an opinion of counsel dated as of the date of effectiveness, you must file that opinion as an exhibit to an amendment to this registration statement on the day that this registration statement becomes effective. Therefore, please confirm you will do so or, in the alternative, have counsel remove these limitations throughout the opinion.

******

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael J. Conmey, Esq.
    Via facsimile (414) 273-5198